SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 16)

Ener1, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

29267A203
(CUSIP Number)

Anthony Castano Ener1 Group, Inc. 1540 Broadway, Suite 40D New York, New York 10036 (212) 920-3500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29267A203

(1)	Names of reporting person: Boris Zingarevich
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions):
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Russia
Number of Shares Beneficially Owned by each reporting person with:	(7)	Sole Voting Power: -0-
	(8)	Shared Voting Power: 104,376,280(1)(2)
	(9)	Sole Dispositive Power: -0-
	(10)	Shared Dispositive Power: 104,376,280(1)(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,376,280(1)(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 47.3%(3)
(14)	Type of Reporting Person: IN

CUSIP No. 29267A203

(1)	Names of reporting person: Ener1 Group, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions):
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Florida
Number of Shares Beneficially Owned by each reporting person with:	(7)	Sole Voting Power: -0-
	(8)	Shared Voting Power: 89,564,508(1)
	(9)	Sole Dispositive Power: -0-
	(10)	Shared Dispositive Power: 89,564,508(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 89,564,508(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 42.0%(3)
(14)	Type of Reporting Person: CO

CUSIP No. 29267A203

(1)	Names of reporting person: Bzinfin S.A.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☑ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions):
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: British Virgin Islands
Number of Shares Beneficially Owned by each reporting person with:	(7) Sole Voting Power: -0-
(8) Shared Voting Power: 104,376,280(2)
(9) Sole Dispositive Power: -0-
(10) Shared Dispositive Power: 104,376,280(2)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 104,376,280(2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
(13)	Percent of Class Represented by Amount in Row (11): 47.3%(3)
(14)	Type of Reporting Person: CO

This Amendment No. 16 to Schedule 13D (this “Amendment No. 16”) is filed by (i) Boris Zingarevich (“BZ”), (ii)  Ener1 Group, Inc. (“Ener1 Group”) and (iii) Bzinfin S.A. (“Bzinfin” and together with BZ and Ener1 Group, the “Reporting Persons”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Ener1, Inc., a Florida corporation (the “Company”).  This Amendment No. 16 amends and supplements Amendment No. 1 to Schedule 13D dated January 3, 2002 filed by the Reporting Persons (which amended and superseded in its entirety the Schedule 13D dated January 3, 2002 filed by the Reporting Persons), as amended by Amendment No. 2 to Schedule 13D dated March 15, 2002 filed by the Reporting Persons, as amended by Amendment No. 3 to Schedule 13D dated September 6, 2002 filed by the Reporting Persons, as amended by Amendment No. 4 to Schedule 13D dated August 3, 2010 filed by the Reporting Persons, as amended by Amendment No. 5 to Schedule 13D dated October 1, 2010 filed by the Reporting Persons, as amended by Amendment No. 6 to Schedule 13D dated February 8, 2011 filed by the Reporting Persons, as amended by Amendment No. 7 to Schedule 13D dated June 29, 2011 filed by the Reporting Persons, as amended by Amendment No. 8 to Schedule 13D dated September 12, 2011 filed by the Reporting Persons, as amended by Amendment No. 9 to Schedule 13D dated November 16, 2011 filed by the Reporting Persons, as amended by Amendment No. 10 to Schedule 13D dated December 23, 2011 filed by the Reporting Persons, as amended by Amendment No. 11 to Schedule 13D dated January 9, 2012 filed by the Reporting Persons, as amended by Amendment No. 12 to Schedule 13D dated January 20, 2012 filed by the Reporting Persons, as amended by Amendment No. 13 to Schedule 13D dated January 26, 2012 filed by the Reporting Persons, as amended by Amendment No. 14 to Schedule 13D dated January 27, 2012 filed by the Reporting Persons and as amended by Amendment No. 15 to Schedule 13D dated February 16, 2012 filed by the Reporting Persons    (as amended, the “Statement”).  From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 16.  All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.

The Reporting Persons have entered into a Joint Filing Agreement, dated June 18, 2010, a copy of which has been filed as Exhibit 99.1 to the Statement, and which is incorporated herein by reference.

Items 4, 6 and 7 of the Statement are hereby amended to the extent hereinafter expressly set forth.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended to add the following information:

On February 27, 2012, the Company, Bzinfin and the other Participating Lenders entered into an Agreement and Consent (the “Agreement and Consent”) to amend certain provisions of the Plan and the form of New Notes Loan Agreement attached as exhibits to the Plan Support Agreement.

On February 28, 2012, the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Plan,  as amended on February 27, 2012 in accordance with the Agreement and Consent (as so amended, the “Plan”). The Plan is expected to become effective, subject to certain conditions that must be satisfied, on or about March 14, 2012 (the “Effective Date”).

The Plan provides for a restructuring of the Company’s long-term debt and the infusion of up to $86 million of new capital pursuant to the terms and subject to the conditions of the equity commitment agreement that will provide both exit financing and working capital to conduct the continued operation of the Company’s consolidated subsidiaries (the “Exit Financing”). The first $55 million under the Exit Financing will be provided by Bzinfin, and will be comprised of cash plus the principal amount outstanding under the DIP Facility, which amount will be converted into New Preferred Stock (as described in the Plan). The balance of $31 million will be provided by Bzinfin together with the other Participating Lenders. Pursuant to the Plan, the Company’s $57.3 million in outstanding principal amount of Tranche A and Tranche B 8.25% senior unsecured notes (the “Old Senior Notes”), $10.0 million in outstanding principal amount of 6% senior convertible notes (the “Old Convertible Notes”) and the Company's Line of Credit Facility (the "Line of Credit"), under which $11.2 million principal is outstanding will be terminated in exchange for (i) a combination of shares of new common stock, par value $0.01 per share (the “New Common Stock”), issued by the reorganized Company (with respect to the Old Senior Notes, Old Convertible Notes and Line of Credit), (ii) cash, which may be funded under the Exit Financing (with respect to the Old Senior Notes and Old Convertible Notes), and (iii) new term debt issued by the Company (with respect to the Old Senior Notes).

Aside from the restructured long-term debt, the claims of general unsecured creditors are unimpaired and will be paid by the Company in full in the ordinary course of business pursuant to the Plan.

Pursuant to the Plan,  all of the Company’s currently outstanding Common Stock will be cancelled on the Effective Date without receiving any distribution.

The foregoing description of the Plan, the Consent and Agreement and the Confirmation Order does not  purport to be complete and is qualified in its entirety by the full text of the Plan, the Consent and Agreement and the Confirmation Order,  copies of which are listed herewith and incorporated by reference as Exhibits 99.70, 99.71 and 99.72, respectively, and are incorporated herein by reference.

Reference is made to the Company’s Current Report on Form 8-K dated February 27, 2012, as filed with the Securities and Exchange Commission on March 2, 2012, for more information regarding the Plan and related matters.

Court documents filed in the Chapter 11 Case (other than documents filed under seal or otherwise subject to confidentiality protections) will be accessible at the Bankruptcy Court’s Internet site, www.nysb.uscourts.gov, through an account obtained from Pacer Service Center at 1-800-676-6856 or online at http://pacer.psc.uscourts.gov.  The information set forth on the foregoing websites shall not be deemed to be a part of or incorporated  by reference into this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Statement is hereby amended to add the following information:

On February 27, 2012, the Company, Bzinfin and the other Participating Lenders entered into the Agreement and Consent described above in Item 4 hereof.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Statement is hereby amended to add the following information:

Exhibit 99.70
Prepackaged Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (incorporated by reference to Exhibit A of Exhibit 99.68 of the Statement) and Modified Prepackaged Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated February 27, 2012 (incorporated by reference to Exhibit A to Exhibit 99.71 of the Statement)

Exhibit 99.71
Agreement and Consent, dated February 27, 2012, by and among Ener1, Inc., Liberty Harbor Special Investments, LLC, Goldman Sachs Palmetto State Credit Fund, L.P., Whitebox Credit Arbitrage Partners, L.P., Pandora Select Partners, L.P., Whitebox Concentrated Convertible Arbitrage Partners, L.P., Whitebox Multi Strategy Partners, L.P., Whitebox Special Opportunities Fund LP, Series B, Bzinfin S.A. and Itochu Corporation (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K dated February 27, 2012 and filed with the Securities and Exchange Commission on March 2, 2012)

Exhibit 99.72
Confirmation Order, dated February 28, 2012 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K dated February 27, 2012 and filed with the Securities and Exchange Commission on March 2, 2012)

__________________________

Footnotes:

(1)
Ener1 Group’s ownership consists of: (i) 70,654,430 shares of Common Stock and (ii) 18,910,078 shares of Common stock underlying presently exercisable derivative securities issued by the Company to Ener1 Group.

(2)
Bzinfin’s ownership consists of: (i) 10,053,209 shares of Common Stock and (ii) 4,758,563 shares of Common Stock underlying presently exercisable derivative securities issued by the Company to Bzinfin.  In addition to such foregoing shares of Common Stock, Bzinfin may be deemed to beneficially own the 89,564,508 shares of Common Stock owned by Ener1 Group as reported in above Footnote 1 by reason of owning and controlling Ener1 Group.   As reported in the Statement, Bzinfin has the right to purchase from Ener1 Group up to 72,204,919 of such  89,564,508 shares of Common Stock, as the 72,204,919  shares underlie presently exercisable derivative securities issued by Ener1 Group to Bzinfin. However, in order to avoid duplicity, these 72,204,919 shares of Common Stock are not included within Bzinfin’s ownership stated in the first sentence of this Footnote 2.

(3)
Based on 196,921,499 outstanding shares of Common Stock as of September 30, 2011.  The beneficial ownership percentages were calculated on an “as-exercised” and “as-converted” basis for derivative securities that are presently exercisable or exercisable within 60 days of the date hereof in accordance with Rule 13d-3(d)(1) of the Exchange Act.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

BORIS ZINGAREVICH

/s/ Boris Zingarevich	March 5, 2012
Date

ENER1 GROUP, INC.

/s/ Anthony Castano	March 5, 2012
Anthony Castano	Date
Chief Financial Officer

BZINFIN S.A.

/s/ Patrick T. Bittel	March 5, 2012
Patrick T. Bittel, Attorney-in-Fact	Date